ANNUAL MEETING OF SHAREHOLDERS
of
KLONDEX MINES LTD. (the "Company")

June 17, 2015

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

			Votes By Proxy
		Outcome of Vote	Votes For	Votes Against

1.	Fixing the number of directors of the Company at eight.	Carried	94,258,185	729,285
			(99.23%)	(0.77%)

			Outcome of Vote	Votes For	Votes Withheld
2.	The election of the following directors:

	(a)	Renaud Adams	Elected	83,784,850	536,600
				(99.36%)	(0.64%)

	(b)	Rodney Cooper	Elected	84,040,010	281,440
				(99.67%)	(0.33%)

	(c)	Mark J. Daniel	Elected	84,038,984	282,466
				(99.67%)	(0.33%)

	(d)	James Haggarty	Elected	93,668,640	652,810
				(99.23%)	(0.77%)

	(e)	Richard J. Hall	Elected	84,042,000	279,450
				(99.67%)	(0.33%)

	(f)	Paul Huet	Elected	84,042,944	278,506
				(99.67%)	(0.33%)

	(g)	William Matlack	Elected	81,638,816	2,682,634
				(96.82%)	(3.18%)

	(h)	Blair Schultz	Elected	66,190,573	18,130,877
				(78.50%)	(21.50%)

		Outcome of Vote	Votes For	Votes Withheld

3.	Appointment of PricewaterhouseCoopers LLP, as auditors of the Company and authorizing the	Carried	94,702,595	346,673
	directors to fix their remuneration		(99.64%)	(0.36%)